LATAM group achieves historic operating results in the first quarter of the year, transporting more than 20 million passengers

Operating statistics for March 2024
Santiago, April 8, 2024 - LATAM group noted a historic quarter in terms of operating statistics: capacity (ASK) and passenger traffic (RPK), as well as in the number of passengers transported, according to the March 2024 operating statistics reported today by the group.
In the first three months of the year, LATAM group transported 20.2 million passengers, which represents an increase of 19.4% compared to the same quarter of 2023. This is explained by a 32.5% increase in passengers transported in the international segment, 26.0% in the domestic markets of the affiliates of Chile, Colombia, Ecuador and Peru and 9.1% in the domestic market of the affiliate in Brazil. In March 2024, LATAM group transported 6.7 million passengers, which represents an increase of 16.9% versus the same month of 2023.
Regarding capacity (measured in available seats kilometers - ASK), in the first quarter of 2024, LATAM group increased its consolidated offer by 17.5% compared to the first quarter of 2023, exceeding 2019 levels by 1.2%. Specifically in March, the group increased its consolidated capacity by 17.8%.
Consolidated passenger traffic (measured in revenue passenger kilometers - RPK) grew 22.3% during the first quarter of 2024, compared to the same period of last year. During the month, passenger traffic grew 22.2% compared to the same period of 2023, driven by a 31.1% increase in international demand, 17.1% in domestic demand from affiliates in Chile, Colombia, Peru and Ecuador and 11.8% of the domestic demand of the Brazilian affiliate.
As a result, the consolidated load factor in March reached 83.1%, which represents an increase of 3.0 percentage points compared to the same period of 2023. Notably, the domestic load factor of the Brazilian affiliate increased 5.1 percentage points during this month.
Cargo capacity (measured in available ton kilometers - ATK) LATAM group increased by 13.8% versus March 2023, reaching 655 million available ton-kilometers.
The following table summarizes the operating statistics for the month and the year to date figures as of March 2024 for the main LATAM business segments:

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LATAM Airlines Group S.A.
Investor Relations                                                    1
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

LATAM GROUP OPERATIONS	March			Year to Date
	2024	2023	% Change	2024	2023	% Change
LATAM GROUP PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	10,798	8,833	22.2%	32,458	26,529	22.3%
DOMESTIC SSC (1)	1,862	1,591	17.1%	5,911	4,807	23.0%
DOMESTIC BRAZIL (2)	3,225	2,885	11.8%	9,588	8,880	8.0%
INTERNATIONAL (3)	5,710	4,357	31.1%	16,959	12,842	32.1%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	12,987	11,023	17.8%	38,461	32,737	17.5%
DOMESTIC SSC (1)	2,352	1,961	19.9%	7,154	5,871	21.9%
DOMESTIC BRAZIL (2)	3,952	3,771	4.8%	11,855	11,323	4.7%
INTERNATIONAL (3)	6,684	5,291	26.3%	19,452	15,542	25.2%

PASSENGER LOAD FACTOR
SYSTEM	83.1%	80.1%	3.0p.p	84.4%	81.0%	3.4p.p
DOMESTIC SSC (1)	79.2%	81.1%	-1.9p.p	82.6%	81.9%	0.7p.p
DOMESTIC BRAZIL (2)	81.6%	76.5%	5.1p.p	80.9%	78.4%	2.5p.p
INTERNATIONAL (3)	85.4%	82.3%	3.1p.p	87.2%	82.6%	4.6p.p

PASSENGER BOARDED (thousand)
SYSTEM	6,727	5,753	16.9%	20,235	16,954	19.4%
DOMESTIC SSC (1)	2,532	2,149	17.8%	7,851	6,230	26.0%
DOMESTIC BRAZIL (2)	2,910	2,626	10.8%	8,523	7,810	9.1%
INTERNATIONAL (3)	1,284	978	31.3%	3,860	2,914	32.5%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	353	317	11.4%	1,014	902	12.5%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	655	575	13.8%	1,931	1,703	13.4%

CARGO LOAD FACTOR
SYSTEM	53.9%	55.0%	-1.2p.p	52.5%	52.9%	-0.4p.p
(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations                                                    2
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, Africa, the United States and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321neo A320, A320neo and A319 aircraft. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates' aircraft, they have a fleet of 20 freighters. These cargo subsidiaries have access to the group's passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.
More financial information at www.latamairlinesgroup.net
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations                                                    3
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net